Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 16 DATED JULY 18, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated August 29, 2024 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to amend the Offering Circular to reflect the BD Withdrawal and apprise the market of the New Subscription Pause in connection with the Second Follow-on Offering (in each case as defined below). This supplement does not update any other information in the Offering Circular, including descriptions regarding our day-to-day operations, investment objectives, strategy, or management.

Offering Overview

On May 13, 2022, we commenced our second follow-on offering of up to $67,475,141 of our common shares (comprised of $62,831,545 of shares in our primary offering and $4,643,596 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A) pursuant to Regulation A (the “Second Follow-on Offering”).

Broker-Dealer Participation and Withdrawal

Commencing with the qualification of the Offering Circular on August 29, 2024, all sales of our common shares in the Second Follow-on Offering were executed through RM Securities, LLC (“RM Securities”), a registered broker-dealer and member of FINRA, and an affiliate of our Sponsor and our Manager. Our Sponsor paid RM Securities a commission of up to 1.00% of the proceeds from the sale of shares RM Securities executed. In addition, certain employees of Realty Mogul, Co. also served as registered representatives of RM Securities and received a portion of commissions paid to RM Securities.

On July 11, 2025, RM Securities filed a Uniform Request for Broker-Dealer Withdrawal (Form BDW) with the SEC and FINRA for full withdrawal of RM Securities’ broker-dealer registration (the “BD Withdrawal”). Accordingly, no future offers or sales of our common shares in the offering will be executed through RM Securities or any other registered broker-dealer.

New Subscription Pause; Ongoing Distribution Reinvestment Plan

Effective as of July 11, 2025 (the “New Subscription Pause Date”), our Manager temporarily paused acceptance of new subscriptions in connection with the Second Follow-on Offering (the “New Subscription Pause”). The New Subscription Pause applies only to new cash subscriptions in the Second Follow-on Offering. Neither the BD Withdrawal nor the New Subscription Pause impacts our eligible common shareholders’ enrollment and participation in our distribution reinvestment plan.

As of the New Subscription Pause Date, we had raised total aggregate gross offering proceeds of approximately $147,318,000 and had issued approximately 14,479,000 of our common shares in the offering, which have been purchased by approximately 7,700 unique investors. In addition, as of the New Subscription Pause Date, cumulative since inception, we have paid 104 consecutive monthly distributions to shareholders totaling over $42,900,000, of which approximately $20,400,000 was paid in cash and $22,500,000 was reinvested in our common shares pursuant to the distribution reinvestment plan.

We plan to resume the Second Follow-on Offering at a later date and, in connection therewith, we expect to offer all of our common shares directly to investors on a best-efforts basis exclusively through the online Realty Mogul Platform. We currently expect that neither us nor any other affiliated entity involved in the offer and sale of the shares under the Second Follow-on Offering will be a FINRA member firm. Accordingly, we anticipate there will be no underwriting discounts, selling commissions, or broker-dealer expense reimbursements in connection with future sales of our common shares in the offering.

Offering Circular Amendments

The following sections of the Offering Circular are amended or deleted as set forth below. All page references correspond to the Offering Circular as originally qualified.

1.	Cover Page

The line items “Underwriting Discounts and Commissions” and “Underwriting Discounts and Commissions Funded by Sponsor” in the table on the cover page are deleted in their entirety, and footnote 3 to the table is amended to delete references to broker-dealer selling commissions and FINRA rules. Proceeds to the Company disclosed in the table remain unchanged.

2.	Estimated Use of Proceeds

The line items “Selling Commissions” and “Selling Commissions Funded by Sponsor” in the table on page 67 are deleted in their entirety, and footnote 1 to the table is amended to delete references to broker-dealer selling commissions. The amount available for investments disclosed in the table remains unchanged.

3.	Management Compensation

The disclosure on page 78 regarding the sales commission our Sponsor will pay to RM Securities and certain registered representatives is deleted in its entirety.

4.	Plan of Distribution

The “Plan of Distribution” section beginning on page 144 of the Offering Circular is amended to reflect that the Company and our Manager will offer the common shares directly to investors on a best-efforts basis. As of the New Subscription Pause Date, no registered broker-dealer is engaged to execute sales of common shares in the Second Follow-on Offering. Accordingly, we will pay no underwriting discounts, selling commissions, or broker-dealer expense reimbursements in connection with the offer and sale of common shares unless and until a registered broker-dealer is engaged.

The Second Follow-on Offering is temporarily paused, and we will not accept any new cash subscriptions in the offering until it is resumed.

Officers and employees of the Company or the Manager do not intend to engage in activity that would require their registration as a broker-dealer.

Conforming Revisions to Offering Circular

In addition to the foregoing, all other references in the Offering Circular to “RM Securities,” “FINRA member,” “broker-dealer,” or similar words or phrases, as well as any information contained in the Offering Circular inconsistent with the information set forth in this supplement, are deemed deleted or amended to reflect the information set forth herein. Such superseded information includes disclosures regarding sales of our common shares to be executed through RM Securities or registered representatives sponsored by RM Securities, as well as related selling commissions that may be paid to RM Securities, which can be found on the cover page, as well as on pages 3, 4, 14, 26, 27, 32, 33, 65, 67, 71, 76, 78, 83, 93, and 144 of the Offering Circular.